Exhibit 99.55
PRESS RELEASE

CRESCENT POINT ENERGY EXCEEDS 2013 EXIT PRODUCTION GUIDANCE AND ANNOUNCES $1.75 BILLION CAPITAL EXPENDITURES BUDGET FOR 2014

December 3, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) is pleased to announce that it surpassed its 2013 exit guidance of 124,000 boe/d in November.

“We’ve had a record year and have beaten our targets every quarter. When you look at our outperformance in 2012 and 2013, a lot of it is due to the advancements in technology that we’ve made as a company and our consistent push to improve our completions techniques,” said Scott Saxberg, president and CEO of Crescent Point.

Building on the Company’s successes in 2013, Crescent Point has set a $1.75 billion capital development budget for 2014. Execution of the budget is expected to increase average daily production to 126,500 boe/d, with a 2014 exit production rate of 135,000 boe/d. The 2014 capital program is consistent with the Company’s five-year growth models, which forecast long-term production per share growth and dividend sustainability under a variety of commodity price scenarios.

“In 2014, we’ll continue to test and refine the technologies that we’ve been developing since 2006 and that have driven our organic production growth over the past two years,” said Saxberg. “Through the development of our low-risk asset base, continued technology advancements and the expansion of our waterflood programs, we expect to see strong organic growth again in 2014.”

One of Crescent Point’s key technological advancements and advantages is the ongoing development of its cemented liner completion techniques. The Company continues to refine its cemented liner completion techniques in the Viewfield Bakken and the Shaunavon resource plays, which have resulted in increased production and lower corporate declines. This completion technique allows the Company to use up to 45 percent less water than previous completion methods, which is expected to result in decreased well costs.

“Another great example of our technological advantage is our use of an extended reach coil tubing unit that is capable of completing two-mile horizontal wells,” said Saxberg. “We’ve been working on this technology for a number of years and believe that we’re the only ones in North America who have successfully executed a two-mile horizontal completion using it.”

Waterfloods, which are now being implemented in all of the Company’s major Canadian unconventional oil fields, will also be a priority in 2014, as the Company continues to be pleased with production performance from its existing waterfloods. Crescent Point expects its waterfloods to ultimately lower production declines and improve rates of return on adjacent producing oil wells.

Crescent Point expects to build on its technological successes as it proceeds with its drilling program in 2014.

In total, approximately $1.42 billion, or 81 percent, of the 2014 budget is expected to be allocated to drilling and completions, with a total of 604 net wells planned. The remaining $330 million of the budget is expected to be allocated to investments in infrastructure, undeveloped land and seismic across all core areas. As in previous years, the Company’s 2014 guidance includes the assumption of a lengthy spring break-up in southern Saskatchewan and the anticipated production impact of converting producing wells to water injection wells in the Company’s waterflood programs.

Crescent Point expects to spend approximately $781 million of its 2014 budget in the Viewfield Bakken and Flat Lake resource plays of southeast Saskatchewan, including drilling approximately 215 net wells in the Viewfield area and 48 net wells at Flat Lake. The Company’s waterflood plans for 2014 include the conversion of 30 producing wells to water injection wells in the Viewfield Bakken play. Crescent Point also plans to continue to invest in infrastructure projects to accommodate continued growth of the Company’s Bakken production and to continue to refine its one-mile, 25-stage cemented liner completion technique.

In the Shaunavon area of southwest Saskatchewan, Crescent Point plans to spend approximately $422 million of its 2014 budget, including drilling approximately 142 net wells, which will target the Lower Shaunavon and the Upper Shaunavon resource plays. With Crescent Point’s approval of its first waterflood unit in 2013 and the expectation it will receive approval for a second unit in 2014, the Company plans to expand its waterflood program in the Shaunavon resource play. Crescent Point plans to more than double the number of horizontal water injection wells operating in the Lower and Upper Shaunavon resource plays, converting 23 horizontal producing wells to water injection wells during 2014. Crescent Point also plans to invest in substantial long-term infrastructure projects, which include commissioning the Company’s two oil storage tanks with 120,000 barrels of combined total storage and building a new, large battery in the Company’s first waterflood unit in the Shaunavon resource play. During 2014, Crescent Point expects to continue to refine its 25-stage cemented liner completions, which the Company expects will continue to drive outperformance in the play.

In the Uinta Basin light oil resource play in northeast Utah, the Company plans to spend approximately $172 million, including drilling approximately 53 net wells and investing approximately $36 million in facilities. Crescent Point also expects to proceed with plans for a waterflood program in the Randlett area of the basin. Water injection is anticipated to begin in early 2015. During 2014, Crescent Point plans to continue to test new completions techniques to optimize fracture stimulation efficiency and improve production rates and ultimate recoveries.

In the Swan Hills Beaverhill Lake and Viking light oil resource plays, Crescent Point plans to spend approximately $130 million in total, including drilling up to 59 net wells.

Crescent Point has allocated the remaining $245 million of the capital development budget to the Company’s other properties in Alberta, Saskatchewan, North Dakota and Manitoba, including conventional assets in southeast Saskatchewan and Battrum/Cantuar.

2014 GUIDANCE

Crescent Point continues to execute its business plan of creating sustainable value-added growth in reserves, production and cash flow through management’s integrated strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada.

Having surpassed its 2013 exit guidance of 124,000 boe/d in November and on track to deliver a record fourth quarter, the Company is positioned well for a strong start in 2014 relative to meeting its budget objectives.

In total in 2014, the Company plans to drill 604 net wells of its more than 6,600 net internally identified low-risk drilling locations in inventory. This drilling inventory depth positions the Company well for long-term sustainable growth in production, reserves and net asset value, and provides long-term support for dividends.

Funds flow from operations for 2014 is expected to be approximately $2.1 billion, based on forecast pricing of US$95.00 per barrel WTI, Cdn$3.25 per mcf AECO gas and a US$/Cdn$0.94 exchange rate, with annualized fourth quarter funds flow from operations of more than $2.3 billion.

Crescent Point continues to protect its cash flow and to preserve its balance sheet strength by aggressively hedging its oil production, focusing on 2014 to capitalize on the current high commodity price environment and provide stability to the planned capital budget. As at November 28, 2013, the Company had hedged 58 percent of its expected oil production, net of royalty interest, for 2014. Crescent Point had also hedged 26 percent, 18 percent and 2 percent of its expected oil production, net of royalty interest, for 2015, 2016 and the first quarter of 2017, respectively. Average quarterly oil hedge prices range from Cdn$90 per bbl to Cdn$94 per bbl. The Company’s hedges provide a steady cash flow while still providing upside opportunity when oil prices increase.

The Company also has approximately 14,000 bbl/d of WTI oil differentials locked in for the first half of 2014. These differential hedges provide a measure of stability to volatile North American oil price differentials. The corporate oil price differential for full year 2014 is forecast at 14 percent of WTI, which reflects the current market environment and Crescent Point’s existing differential hedges.

Crescent Point continues to be disciplined in its approach to capital spending, acquisition opportunities and balance sheet management. Management believes that with the Company’s high-quality reserve base and low-risk development drilling inventory, excellent balance sheet and solid risk management program, Crescent Point is well-positioned to continue generating strong operating and financial results through 2014 and beyond.

The Company’s guidance for 2014 is as follows:

Production
Oil and NGL (bbls/d)	115,000
Natural gas (mcf/d)	69,000
Total (boe/d)	126,500
Exit (boe/d)	135,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,315,000
Funds flow from operations ($000)	2,100,000
Funds flow per share – diluted ($)	5.24
Cash dividends per share ($)	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,420,000
Facilities, land and seismic ($000)	330,000
Total ($000)	1,750,000
Pricing
Crude oil – WTI (US$/bbl)	95.00
Crude oil – WTI (Cdn$/bbl)	101.06
Corporate oil differential (%)	14
Natural gas – AECO (Cdn$/mcf)	3.25
Exchange rate (US$/Cdn$)	0.94

(1)      Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four.
(2)      The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “plan”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and similar expressions are intended to identify forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated oil and natural gas production levels and expected 2014 production growth; anticipated funds flow from operations, funds flow per share and cash dividends per share in 2014; capital expenditure programs, including drilling and completion expenditures and facilities, land and seismic expenditures; the initiation and ongoing development of planned and existing waterflood programs; the expected impact of the conversion of producing wells to water injection wells on production declines and rates of return on adjacent wells; the expected impact of waterfloods on corporate declines; the anticipated impact of refined cemented liner completion techniques, including the expected decrease in well costs, and anticipated future improvements in such techniques; battery construction and commissioning of oil storage tanks in the Shaunavon resource play; the quantity of drilling locations in inventory; projections of commodity prices and costs; supply and demand for oil and natural gas; hedging plans; forecasted corporate oil price differential; treatment under governmental regulatory regimes and the state of certain governmental approvals, including the expected approval of the second Shaunavon waterflood unit; and the length of spring break-up in southern Saskatchewan.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”, and in Management’s Discussion and Analysis for the period ended September 30, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies”, “Future Changes in Accounting Policies” and “Outlook”. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the material risks set forth under the noted headings, which include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; rail interruptions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental  or transportation laws and regulations and changes in how they are interpreted and enforced; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry.

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6